Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by Persons Discharging Managerial
Responsibility (“PDMRs”)

The Company was notified on 1 March 2010 of the following transactions by PDMRs:

On 24 February 2010, Jim Chambers disposed of 341 ADRs (each whole ADR representing four ordinary shares in the capital of the Company) at a price of US$52.59 per ADR.

On 1 March 2010, Mark Reckitt disposed of 7,360 ordinary shares in the capital of the Company at a price of £8.49 per share.

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions in ordinary shares were carried out in London. The transactions in ADRs were carried out in New York.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

1 March 2010